NORTHERN DYNASTY MINERALS LTD.
CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2003

(Expressed in Canadian Dollars)

(Unaudited)

NORTHERN DYNASTY MINERALS LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	September 30, 2003	December 31, 2002
	(unaudited)	(audited)

Assets

Current assets
Cash and equivalents	$5,274,038	$424,152
Amounts receivable and prepaids	112,407	178,834
Balances receivable from related parties (note 8)	–	79,350
	5,386,445	682,336

Equipment (note 4)	4,235	2,813

	$5,390,680	$685,149

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$380,432	$174,559
Balances payable to related parties (note 8)	462,646	11,729
	843,078	186,288

Shareholders' equity
Share capital (note 7)	20,199,680	11,035,977
Subscriptions received (note 7(b)(i))	–	650,000
Contributed surplus (note 7(e))	50,403	13,271
Deficit	(15,702,481)	(11,200,387)
	4,547,602	498,861
Nature of operations (note 1)
Commitments (note 11)
Subsequent events (note 12)

	$5,390,680	$685,149

The accompanying notes are an integral part of these consolidated financial statements

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

NORTHERN DYNASTY MINERALS LTD.
Consolidated Statements of Operations
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended Sept. 30		Nine months ended Sept. 30
	2003	2002	2003	2002

Expenses
Conference and travel	$14,052	$13,278	$44,681	$34,102
Depreciation	601	180	1,299	540
Exploration (note 6)	1,999,643	1,425,595	3,500,893	3,592,649
Legal, accounting and audit	6,770	9,981	22,241	59,474
Office and administration (note 7(d))	187,902	93,981	468,424	338,481
Shareholder communication	394,597	17,872	521,939	66,359
Trust and filing	5,088	3,575	36,410	21,226
	2,608,653	1,564,462	4,595,887	4,112,831

Other items
Foreign exchange gain (loss)	16,251	(11,746)	51,443	(34,247)
Gain on disposal of equipment	3,403	–	3,403	–
Interest income	34,482	2,475	38,947	26,747
	54,136	(9,271)	93,793	(7,500)

Loss for the period	$(2,554,517)	$(1,573,733)	$(4,502,094)	$(4,120,331)

Weighted average number of
common shares outstanding	26,715,407	13,433,390	20,694,864	12,009,551

Basic and diluted loss per share	$(0.10)	$(0.12)	$(0.22)	$(0.34)

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)

			Nine months ended Sept. 30
			2003	2002
Deficit, beginning of period			$(11,200,387)	$(6,087,894)
Loss for the period			(4,502,094)	(4,120,331)
Deficit, end of period			$(15,702,481)	$(10,208,225)

The accompanying notes are an integral part of these consolidated financial statements

NORTHERN DYNASTY MINERALS LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended Sept. 30		Nine months ended Sept. 30
Cash provided by (applied to):	2003	2002	2003	2002

Operating activities
Loss for the period	$(2,554,517)	$(1,573,733)	$(4,502,094)	$(4,120,331)
Items not involving cash
Depreciation	601	180	1,299	540
Share-based compensation	–	–	37,132	–
Shares issued for property option payments	–	–	–	575,000
Gain on disposal of assets	(3,403)	–	(3,403)	-
Changes in non-cash working capital items
Amounts receivable and prepaids	(7,757)	53,541	66,427	(13,088)
Accounts payable and accrued liabilities	288,890	(205,457)	205,873	(183,590)
Balances receivable from and payable to
related parties	168,204	477,666	530,267	43,642
	(2,107,982)	(1,247,803)	(3,664,499)	(3,697,827)

Investing activities
Purchase of equipment	–	–	(2,721)	–
Proceeds on disposal of equipment	3,403	–	3,403	–
	3,403	–	682	–

Financing activities
Common shares issued for cash, net of issue costs	6,512,329	281,353	9,163,703	1,650,927
Subscriptions received	–	–	(650,000)	–
	6,512,329	281,353	8,513,703	1,650,927

Increase (decrease) in cash and equivalents	4,407,750	(966,450)	4,849,886	(2,046,900)
Cash and equivalents, beginning of period	866,288	964,506	424,152	2,044,956

Cash and equivalents, end of period	$5,274,038	$(1,944)	$5,274,038	$(1,944)

The accompanying notes are an integral part of these consolidated financial statements

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the period ended September 30, 2003
(Expressed in Canadian Dollars)

1.

NATURE OF OPERATIONS

Northern Dynasty Minerals Ltd. (the “Company”) is incorporated under the laws of the Province of British Columbia, and its principal business activity is the exploration of mineral properties. Its principal mineral property interests are located in Alaska, USA.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles assuming a going concern. The Company has incurred losses since inception and the ability of the Company to continue as a going concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. These financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should the Company be unable to continue as a going concern.

2.

BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

The Company has a wholly owned subsidiary, Northern Dynasty Mines Inc., incorporated under the laws of the State of Alaska, USA. These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All material intercompany balances and transactions have been eliminated.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)

Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, which are readily convertible to known amounts of cash.

(b)	Equipment Equipment is recorded at cost and is depreciated over its estimated useful life using the declining balance method at various rates ranging from 20% to 30% per annum.

(c)

Mineral property interests

The acquisition costs of mineral properties are deferred until the properties are placed into production, sold or abandoned. These deferred costs are amortized on a unit-of-production basis over the estimated useful life of the related properties following the commencement of production, or written off if the properties are allowed to lapse or are abandoned. If the deferred mineral property costs are determined not to be recoverable over the estimated useful life or are less than estimated fair market value, the unrecoverable portion is charged to earnings in that period.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the period ended September 30, 2003
(Expressed in Canadian Dollars)

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, on the date of issue or as otherwise provided under the agreement terms for the mineral property interest. Costs for properties for which the Company does not possess unrestricted ownership and exploration rights, such as option agreements, are expensed in the period incurred or until a feasibility study has determined that the property is capable of commercial production.

Exploration costs and option payments are expensed in the period incurred.

Administrative expenditures are expensed in the period incurred.

(d)

Share capital

Common shares issued for mineral property interests are recorded at the fair market value based upon the trading price of the shares on the TSX Venture Exchange on the date of issue or as otherwise provided under the terms of the agreement to issue the shares.

The proceeds from common shares issued pursuant to flow-through share financing agreements are credited to share capital as the tax benefits of the exploration expenditures incurred pursuant to these agreements are transferred to the purchaser of the flow-through shares.

Share issue costs are deducted from share capital.

(e)

Share based compensation plan

The Company has a share purchase option compensation plan which is described in note 7(d). Effective January 1, 2002, the Company adopted the new accounting standard of the Canadian Institute of Chartered Accountants for accounting for stock-based compensation.

The Company has adopted the fair market value method of accounting for all share options granted. Under this method, share-based compensation on options granted to employees, directors, and consultants is recorded as an expense over the period the options are vested, based on the estimated fair value at the measurement date using a fair value pricing model.

(f)

Foreign currency translation

All of the Company’s foreign subsidiaries are considered integrated.

Monetary assets and liabilities of the Company and its integrated foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except depreciation, are translated at average exchange rates for the period. Depreciation is translated at the same exchange rates as the assets to which it relates.

Foreign exchange gains or losses are expensed.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the period ended September 30, 2003
(Expressed in Canadian Dollars)

(g)

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Future income tax assets also result from unused loss carryforwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

The Company’s accounting policy for future income taxes currently has no effect on the financial statements of any of the periods presented.

(h)

Loss per share

Basic loss per share is calculated by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.

Diluted loss per share has not been presented as the effect of the outstanding options and warrants would be anti-dilutive.

(i)

Fair value of financial instruments

The carrying values of cash and equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their fair value due to their short term nature. The Company is not exposed to significant credit risk or interest rate risk.

(j)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of potential impairments of asset values, and rates for depreciation of equipment, as well as the assumptions used in determining the fair value of non-cash share-based compensation. Actual results could differ from those estimates.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the period ended September 30, 2003
(Expressed in Canadian Dollars)

(k)	Comparative figures Certain of the prior periods’ comparative figures have been reclassified to conform to the financial statement presentation adopted for the current period.

4.	EQUIPMENT

		Accumulated	Net Book
	Cost	Depreciation	Value
September 30, 2003
Site equipment	$15,387	$15,156	$231
Vehicles	–	–	–
Computer equipment	5,209	1,205	4,004
	$20,596	$16,361	$4,235

December 31, 2002
Site equipment	$15,387	$14,660	$727
Vehicles	4,335	4,239	96
Computer equipment	2,488	498	1,990
	$22,210	$19,397	$2,813

5.	MINERAL PROPERTY INTERESTS

(a)

Pebble Property

On November 1, 2001, the Company acquired the rights to two options granted by Teck Cominco American Incorporated ("Teck Cominco") respecting its Pebble property in southwestern Alaska.

The two options granted by Teck Cominco were acquired by the Company through an agreement with Hunter Dickinson Group Inc. ("HDGI"), a private company which is related by virtue of certain directors in common. The Company has been assigned, at HDGI's cost, an 80% interest, with the right to acquire a 100% interest, in the two Teck Cominco options. HDGI's costs of $584,655 include the staking of 134 claims to expand the property along with 30 km of induced polarization surveying over the new claims.

The first option enables the Company to explore the Pebble property for more than two years prior to electing to purchase a 100% interest in the Pebble deposit, free from any underlying royalty. This option was extended by one year in an agreement dated December 19, 2002 whereby the Company issued Teck Cominco 200,000 shares for the one year deferral. The Company can elect to (a) purchase the 36 claims covering the Pebble deposit by paying Teck Cominco US$10 million, in cash or shares with the same cash equivalency, prior to November 30, 2004, and (b) purchase the 20% HDGI interest in shares at its independently appraised value. If the Company elects to issue shares to Teck Cominco in lieu of cash, the Company will manage the sale of any shares that Teck Cominco wishes to sell. Any excess of Teck Cominco’s resale proceeds will be credited against future option requirements and any share resale shortfall must be made up by the Company to maintain the option. Interim payments to Teck Cominco were also required, including US$250,000, in cash or shares with the same cash

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the period ended September 30, 2003
(Expressed in Canadian Dollars)

equivalency, prior to December 31, 2001 (which was paid), plus 500,000 two-year share purchase warrants exercisable at $0.75 (which were issued on December 31, 2001) and a cumulative total of 1,000,000 shares (500,000 were issued on March 27, 2002 and 500,000 were issued on December 19, 2002) and 750,000 warrants (500,000 were issued on March 27, 2002 exercisable at $1.15 and 250,000 were issued on December 31, 2002 exercisable at $0.60) in two tranches before December 31, 2002. If the Company purchases the Resource Lands under the first option, it also has the right under the second option to earn a 50% interest in the adjacent Exploration Lands by completing 60,000 feet (to September 30, 2003, 43,016 feet had been completed) of drilling before November 30, 2004, with two one-year extensions available for 100,000 shares each. Upon the Company completing the drilling, Teck Cominco can either match the Company's future expenditures by forming a 50/50 joint venture, or sell its 50% interest in the Exploration Lands to the Company for US$4 million and a 5% net profits interest.

(b)

Pickle Lake Joint Venture

The Company holds a 37.5% participating joint venture interest, subject to a 2.5% net profits interest ("NPI") held by the original owners, in certain mineral properties in northwestern Ontario under the Pickle Lake Joint Venture. The Company is searching for additional joint venture partners to fund further exploration on these properties. The Company continues to maintain these claims in good standing.

(c)

Little Bald Mountain

The Company holds an 8.1% net profits interest in the Little Bald Mountain property in Nevada, USA, which may be acquired by Placer Dome U.S. Inc. by annual election for an option payment of $1,500,000 before December 1995, escalating by $500,000 for each successive year thereafter. The option expires on December 31, 2003.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the period ended September 30, 2003
(Expressed in Canadian Dollars)

6.	EXPLORATION EXPENSES

	Three months ended Sept 30		Nine months ended Sept 30
Pebble Property	2003	2002	2003	2002
Assay and analysis	$105,947	$53,216	$143,367	$70,744
Drilling	966,996	574,306	1,619,180	1,142,896
Engineering	9,922	5,308	45,435	34,708
Environmental and land fees	39,823	2,174	147,673	1
Equipment rental	15,443	12,851	19,066	27,535
Freight	23,162	37,932	38,413	69,951
Geological	237,437	245,012	427,495	539,284
Graphics	31,619	27,149	73,456	82,381
Helicopter/fixed wing	226,507	250,174	447,750	594,114
Option payments	–	–	–	575,000
Site activities	317,189	199,071	498,470	422,867
Socioeconomic	–	–	692	3,642
Travel and accommodation	25,598	18,402	39,896	29,526
Incurred during the period	1,999,643	1,425,595	3,500,893	3,592,649
Cumulative exploration expenses,
beginning of period	6,999,580	1,879,707	5,498,330	1,168,394
Cumulative exploration expenses,
end of period	$8,999,223	$3,305,302	$8,999,223	$4,761,043

7.	SHARE CAPITAL

(a)	Authorized share capital The Company's authorized share capital consists of 100,000,000 common shares, without par value.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the period ended September 30, 2003
(Expressed in Canadian Dollars)

(b)	Issued and outstanding common shares

		Number
Common shares issued:	Price	of Shares	Amount
Balance, December 31, 2001		9,292,455	$7,907,717
Private placement (net of issue costs)	$0.34	1,176,470	391,317
Private placement (net of issue costs)	0.50	2,000,000	890,700
Private placement (net of issue costs)	1.05	197,548	189,793
Share purchase options exercised	0.40	310,750	124,300
Share purchase options exercised	0.55	13,000	7,150
Property option payments (note 5(a))	0.60	700,000	420,000
Property option payments (note 5(a))	1.15	500,000	575,000
Share purchase warrants exercised	0.40	1,325,000	530,000
Balance, December 31, 2002		15,515,223	11,035,977
Private placement January 2003, net of issue costs (i)	0.50	1,700,000	809,654
Private placement July 2003, net of issue costs (ii)	0.72	6,944,445	4,979,549
Share purchase options exercised	0.40	395,500	158,200
Share purchase options exercised	0.43	8,000	3,440
Share purchase options exercised	0.50	10,000	5,000
Share purchase options exercised	0.75	10,000	7,500
Warrants exercised	0.40	775,000	310,000
Warrants exercised	0.45	769,000	346,050
Warrants exercised	0.60	1,425,000	855,000
Warrants exercised	0.62	1,888,000	1,170,560
Warrants exercised	0.75	500,000	375,000
Warrants exercised	1.15	125,000	143,750
Balance, September 30, 2003		30,065,168	$20,199,680

(i)

On January 14, 2003, the Company completed a private placement consisting of 1,300,000 flow-through units and 400,000 non flow-through units at $0.50 each. Each flow-through unit was comprised of a flow-through common share and a two-year non-flow-through share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of $0.60 until January 14, 2005. The non flow-through units were comprised of one common share and one two-year share purchase warrant with the same warrant terms. As at December 31, 2002, the Company had received $650,000 for the flow-through portion of the private placement (note 11).

(ii)
On July 31, 2003, the Company completed a private placement consisting of 6,944,445 units at a price of $0.72 per unit. Each unit was comprised of one common share and one warrant exercisable to purchase an additional common share at a price of $0.90 until June 12, 2004. All shares issued pursuant to the private placement financing and upon the exercise of the warrants have a hold period until July 31, 2004.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the period ended September 30, 2003
(Expressed in Canadian Dollars)

(c)	Share purchase warrants The continuity of share purchase warrants (each warrant exercisable into one common share) for the period ended September 30, 2003 is:

	Exercise	Dec. 31			Expired/	Sept. 30
Expiry date	Price	2002	Issued	Exercised	Cancelled	2003
July 16, 2003	$0.40	775,000	–	(775,000)	–	–
December 27, 2003	$1.15	197,548	–	(125,000)	–	72,548
December 31, 2003	$0.75	500,000	–	(500,000)	–	–
February 20, 2004	$0.45	1,176,470	–	(769,000)	–	407,470
March 27, 2004	$1.15	500,000	–	–	–	500,000
April 19, 2004	$0.62	2,000,000	–	(1,888,000)	–	112,000
June 12, 2004	$0.62	–	6,944,445	–	–	6,944,445
December 31, 2004	$0.60	250,000	–	(250,000)	–	–
January 14, 2005	$0.60	–	1,700,000	(1,175,000)	–	525,000
		5,399,018	8,644,445	(5,482,000)	–	8,561,463

Weighted average exercise price		$0.63	$0.84	$0.58	$–	$0.87

Subsequent to September 30, 2003,

	•	407,470 share purchase warrants were exercised at $0.45,
	•	485,000 share purchase warrants were exercised at $0.60,
	•	112,000 share purchase warrants were exercised at $0.62,
	•	36,833 share purchase warrants were exercised at $1.15, and
	•	1,535,000 share purchase compensation options exercisable at $5.00 until November 30, 2005 were granted.

(d)

Share purchase option compensation plan

The Company has a share purchase option compensation plan approved by the shareholders that allows it to grant up to 3,600,000 share purchase options, vesting over up to two years, subject to regulatory terms and approval, to its employees, officers, directors and consultants. The exercise price of each option can be set equal to or greater than the closing market price of the common shares on the TSX on the day prior to the date of the grant of the option, less any allowable discounts. Options have a maximum term of five years and terminate 30 days following the termination of the optionee’s employment, except in the cases of retirement or death.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the period ended September 30, 2003
(Expressed in Canadian Dollars)

The continuity of share purchase options for the period ended September 30, 2003 is:

	Exercise	Dec. 31			Expired /	Sept. 30
Expiry date	Price	2002	Granted	Exercised	Cancelled	2003
February 12, 2003	$0.43	8,000	–	(8,000)	–	–
May 15, 2004 (i)	$0.40	1,070,250	–	(395,500)	–	674,750
December 20, 2004	$0.50	119,000	–	(10,000)	–	109,000
May 9, 2005	$0.75	–	107,500	(10,000)	–	67,500
July 29, 2005	$0.94	–	50,000	–	–	50,000
July 29, 2005	$1.18	–	15,500	–	–	15,500
July 29, 2005	$2.35	–	315,000	–	–	315,000
July 29, 2005	$2.30	–	7,500	–	–	7,500
		1,197,250	495,500	(423,500)	–	1,269,250

Weighted average exercise price		$0.42	$1.82	$$0.41	$–	$0.96

(i)	Subsequent to September 30, 2003, 506,000 of these share purchase options were exercised

The exercise prices of all share purchase options granted during 2002 were equal to the market price at the grant date. The estimated fair value of all options granted to non-employees during 2003 have been reflected in the statement of operations as follows:

Office and administration	37,132
Total share-based compensation cost recognized in
operations, credited to contributed surplus	$37,132

The weighted-average assumptions used to estimate the fair value of options granted during 2002 were:

Risk-free interest rate	3%
Expected option life	2 years
Vesting period	0-6 months
Expected price volatility	40%
Expected dividend yield	nil

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

The Company did not issue any share-based compensation to directors, officers or employees during the period. Accordingly, no pro forma disclosure is presented.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the period ended September 30, 2003
(Expressed in Canadian Dollars)

(e)	Contributed surplus

	Balance, December 31, 2001 and 2000	$–
	Changes during 2002:
	Non-cash share-based compensation to non-employees	13,271
	Contributed surplus, December 31, 2002	13,271
	Changes during 2003:
	Non-cash share-based compensation to non-employees	37,132
	Contributed surplus, June 30, 2003	$50,403

8.	RELATED PARTY BALANCES AND TRANSACTIONS

Balances receivable (payable)	September 30, 2003	December 31, 2002
Hunter Dickinson Inc. (a)	$(454,856)	$79,350
Hunter Dickinson Group Inc. (b)	(7,790)	(11,729)
	$(462,646)	$67,621

	Nine months ended	Year ended
Transactions	September 30, 2003	December 31, 2002
Services rendered and expenses reimbursed
Hunter Dickinson Inc. (a)	$948,446	$1,227,425
Hunter Dickinson Group Inc. (b)	17,760	28,698

(a)
Hunter Dickinson Inc. (“HDI”) is a private company with certain directors in common that provides geological, technical, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost-recovery basis pursuant to an agreement dated December 31, 1996. The balances payable to HDI has resulted from advances by HDI to the Company and from services rendered to, but not yet paid for by the Company.

(b)
Hunter Dickinson Group Inc. (“HDGI”) is a private company with certain directors in common that provide consulting services at market rates to the Company. The balances payable to HDGI have resulted from the services rendered to, but not yet paid for by the Company.

9.

INCOME TAXES

As at December 31, 2002, the Canadian parent company had the following amounts available to reduce future taxable income, the future tax benefits of which have not been reflected in the accounts, as it cannot be considered more likely than not that these amounts will be utilized.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the period ended September 30, 2003
(Expressed in Canadian Dollars)

The following non-capital and capital losses, approximately, are available to reduce future taxable income:

Expiry Date
2003	$64,000
2004	53,000
2005	54,000
2006	–
2007	–
2008	25,000
2009	306,000
2010	799,000
Total non-capital losses	1,301,000
Capital loss carried forward	2,091,500
Excess of aggregate tax cost of equipment over net book value	–
Total losses and excess equipment tax costs available	$3,392,500

10.	SEGMENTED INFORMATION The Company operates in a single reportable operating and geographic segment, the exploration and development of mineral properties in Alaska, USA.

11.

COMMITMENTS

At September 30, 2003, the Company is committed to incur prior to December 31, 2003, on a best-efforts basis, a total of $650,000 in qualifying Canadian exploration expenditures pursuant to a private placement, for which flow-through proceeds were received on December 31, 2002 and renounced to subscribers on that date.

12.	SUBSEQUENT EVENTS Subsequent to September 30, 2003, the Company:

	(a)	issued 1,041,303 common shares pursuant to the exercise of warrants (note 7(c)) and

	(b)	issued 506,000 common shares pursuant to the exercise of share purchase options (note 7(d)), and

	(c)	granted 1,535,000 share purchase compensation options exercisable at $5.00 until November 30, 2005.

British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901 (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-5393

INSTRUCTIONS
This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. “Exchange Issuer” means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS
Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

-	a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;

-	a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and

-	income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 Changes in the Ending Date of a Financial Year and in Reporting Status for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 Enterprises in the Development Stage that states “enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage.”

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement or disclosure of supplementary information regarding the legal parent’s prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION
The supplementary information set out below must be provided when not included in Schedule A.

1.

Analysis of expenses and deferred costs
Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading “miscellaneous” or “other” in the cost breakdown; the total for “miscellaneous” should not exceed 30% of the total for a material classification.

Breakdowns are required for the year-to-date period only.
Breakdowns are not required for comparative periods.

Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission’s Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff’s view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2.	Related party transactions Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3.	Summary of securities issued and options granted during the period Provide the following information for the year-to-date period:

(a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and

(b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. “employees”,) exercise price and expiry date.

4.	Summary of securities as at the end of the reporting period Provide the following information as at the end of the reporting period:

(a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,

(b) number and recorded value for shares issued and outstanding,

(c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and

(d) number of shares in each class of shares subject to escrow or pooling agreements.

5.	List the names of the directors and officers as at the date this report is signed and filed.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1.	General Instructions

(a) Management discussion and analysis provides management with the opportunity to discuss an issuer’s business, current financial results, position and future prospects.
	(b)	Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
	(c)	For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
	(d)	The discussion must be factual, balanced and non-promotional.
	(e)	Where the discussion relates to a mineral project, as defined in National Instrument 43-101 “Standards of Disclosure for Mineral Projects,” the disclosure must comply with NI 43-101.

2.	Description of Business
Provide a brief description of the issuer’s business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3.

Discussion of Operations and Financial Condition
Provide a meaningful discussion and analysis of the issuer’s operations for the current year-to-date period presented in the financial statements. Discuss the issuer’s financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management’s discussion and analysis of the issuer’s operations and financial condition. This is not intended to be an exhaustive list of the relevant items.

	(a)	expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
	(b)	acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
	(c)	acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
	(d)	material write-off or write-down of assets;
	(e)	transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
	(f)	material contracts or commitments;
	(g)	material variances between the issuer’s financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previous released, discuss this fact and the reasons for the variance);
	(h)	material terms of any existing third party investor relations arrangements or contracts including:
		i.	the name of the person;
		ii.	the amount paid during the reporting period; and
		iii.	the services provided during the reporting period;
	(i)	legal proceedings;
	(j)	contingent liabilities;
	(k)	default under debt or other contractual obligations;
	(l)	a breach of corporate, securities or other laws, or of an issuer’s listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
	(m)	regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
	(n)	management changes; or
	(o)	special resolutions passed by shareholders.

4.	Subsequent Events Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5.	Financings, Principal Purposes and Milestones
	(a)	In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
	(b)	Explain any material variances and the impact, if any, on the issuer’s ability to achieve previously disclosed objectives and milestones.

6.	Liquidity and Solvency Discuss the issuer’s working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901 Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (management Discussion) are filed under Document Type: BC Form 51-901 (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 510-901 consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National instrument 132-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901. A cover page to the schedules titled BC Form 51-901 that includes the issuer details and certificate is all that is required to meet the BC Form 51-901 requirements. The form of the certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS		DATE OF REPORT
NAME OF ISSUER	FOR QUARTER ENDED	YY	MM	DD
NORTHERN DYNASTY MINERALS LTD.	September 30, 2003	2003	NOV	25

ISSUER ADDRESS
1020 – 800 WEST PENDER STREET
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6C 2V6	604-684-8092	604-684-6365

CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.
PAUL MANN		CORPORATE CONTROLLER		604-684-6365

CONTACT EMAIL ADDRESS		WEB SITE ADDRESS
info@hdgold.com		www.hdgold.com

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR’S SIGNATURE	PRINT FULL NAME	DATE SIGNED
/S/ JEFFREY R. MASON	JEFFREY R. MASON	YY	MM	DD
		2003	NOV	25

DIRECTOR’S SIGNATURE	PRINT FULL NAME	DATE SIGNED
/S/ RONALD W. THIESSEN	RONALD W. THIESSEN	YY	MM	DD
		2003	NOV	25

NORTHERN DYNASTY MINERALS LTD. QUARTERLY REPORT SEPTEMBER 30, 2003

SCHEDULE A: FINANCIAL STATEMENTS See Consolidated Financial Statements SCHEDULE B: SUPPLEMENTARY INFORMATION

1.	Analysis of expenses and deferred costs:

(a)	Exploration: See Schedule A, note 6

2.	Related party transactions: See Schedule A, note 8

3.	Summary of securities issued and options granted during the period:

(a)	Summary of securities (common shares) issued during the period:

	Type of		Number	Exercise	Total	Type of	Commission
Date of Issue	Security	Type of Issue	of Shares	Price ($)	Proceeds ($)	Consideration	Paid ($)
January 2003	Common	Private placement	1,700,000	0.50	850,000	Cash	40,346
January 2003	Common	Options	6,000	0.40	2,400	Cash	–
February 2003	Common	Options	8,000	0.43	3,440	Cash	–
April 2003	Common	Options	7,500	0.40	3,000	Cash	–
April 2003	Common	Warrants	147,000	0.45	66,150	Cash	–
April 2003	Common	Warrants	100,000	0.62	62,000	Cash	–
April 2003	Common	Warrants	575,000	0.40	230,000	Cash	–
June 2003	Common	Options	93,500	0.40	37,400	Cash	–
June 2003	Common	Options	7,500	0.50	3,750	Cash	–
June 2003	Common	Warrants	622,000	0.45	279,900	Cash	–
June 2003	Common	Warrants	870,000	0.60	522,000	Cash	–
June 2003	Common	Warrants	414,000	0.62	256,680	Cash	–
June 2003	Common	Warrants	500,000	0.75	375,000	Cash	–
July 2003	Common	Options	142,500	0.40	57,000	Cash	–
July 2003	Common	Options	2,500	0.50	1,250	Cash	–
July 2003	Common	Warrants	200,000	0.40	80,000	Cash	–
July 2003	Common	Warrants	80,000	0.60	48,000	Cash	–
July 2003	Common	Warrants	722,000	0.62	447,640	Cash	–
July 2003	Common	Private placement	6,944,445	0.72	5,000,000	Cash	–
August 2003	Common	Options	83,500	0.40	33,400	Cash	–
August 2003	Common	Warrants	450,000	0.60	270,000	Cash	–
August 2003	Common	Warrants	100,000	0.62	62,000	Cash	–
August 2003	Common	Warrants	23,810	1.15	27,382	Cash	–
September 2003	Common	Options	62,500	0.40	25,000	Cash	–
September 2003	Common	Options	10,000	0.75	7,500	Cash	–
September 2003	Common	Warrants	25,000	0.60	15,000	Cash	–
September 2003	Common	Warrants	552,000	0.62	342,240	Cash	–
September 2003	Common	Warrants	101,190	1.15	116,368	Cash	–

NORTHERN DYNASTY MINERALS LTD. QUARTERLY REPORT SEPTEMBER 30, 2003

(b)	Summary of stock warrants issued during the period:

			Number of
	Name of Optionee/Type	Date of Issue	Shares	Exercise Price ($)	Expiry Date
	Private placement	January 14, 2003	1,700,000	0.60	January 14, 2005
	Private placement	July 30, 2003	6,944,445	0.90	June 12, 2004

(b)	Summary of stock options issued during the period:

		Number of
Name of Optionee/Type	Date of Issue	Shares	Exercise Price ($)	Expiry Date
Employees/Consultants	May 8, 2003	107,500	0.75	May 9, 2005
Employees/Consultants	July 8, 2003	50,000	0.94	July 29, 2005
Employees/Consultants	July 8, 2003	15,500	1.18	July 29, 2005
Employees/Consultants	August 14, 2003	315,000	2.35	July 29, 2005
Employees/Consultants	September 18, 2003	7,500	2.30	September 19, 2005

4.	Summary of securities as at the end of the period:

(a)	Authorized capital:	100,000,000 common shares without par value

(b)	Shares issued:	30,065,168 common shares without par value

(c)	Summary of options, warrants and convertible securities outstanding: See Schedule A, note 7

(d)	Number of common shares held in escrow:	Nil
	Number of common shares subject to pooling:	Nil

5.	List of directors/executives:	Robert G. Hunter	Director, Co-Chairman
		Robert A. Dickinson	Director, Co-Chairman
		Ronald W. Thiessen	Director, President and CEO
		Bruce A. Youngman	Director, Vice President
		Jeffrey R. Mason	Director, Chief Financial Officer and Secretary
		David J. Copeland	Director
		Scott D. Cousens	Director

NORTHERN DYNASTY MINERALS LTD. QUARTERLY REPORT SEPTEMBER 30, 2003

SCHEDULE C: MANAGEMENT'S DISCUSSION AND ANALYSIS

Northern Dynasty Minerals Ltd. ("Northern Dynasty") is a mineral exploration company focused on the Pebble Gold-Copper Project, located 380 kilometres southwest of Anchorage, Alaska.

Northern Dynasty is acquiring the Pebble Project via two options from Teck Cominco American Incorporated (“Teck Cominco”) by way of an October 2001 assignment agreement with Hunter Dickinson Group Inc. ("HDGI"), a non-arms-length party. Northern Dynasty was assigned an 80% interest in the two Teck Cominco options, with the right to acquire a 100% interest. The first option enables Northern Dynasty to purchase the 36 claims covering the Pebble deposit (the “Resource Lands”) by paying Teck Cominco US$10 million in cash or shares with the same cash equivalency prior to November 30, 2004, and purchasing the 20% HDGI interest in shares at its independently appraised value. Northern Dynasty also has the right under a second option to earn a 50% interest in the surrounding “Exploration Lands” by purchasing the Resource Lands under the first option and completing 60,000 feet of drilling (43,016 feet have been completed to date) on the Exploration Lands before November 30, 2004. When the required drilling is completed, Teck Cominco can either elect to either match the Company’s future expenditures by forming a 50:50 joint venture or sell its 50% interest in the Exploration Lands to Northern Dynasty for US$4 million and a 5% net profits interest.

The Pebble property hosts a large, northeast-trending mineralized system defined by an 89 square kilometre Induced Polarization (“IP”) chargeability anomaly that is associated with a multi-phase intrusive complex. The billion tonne Pebble porphyry gold-copper-molybdenum deposit is situated in the northeastern part of the sulphide system. Exploration in 2002 resulted in the discovery of a new porphyry copper-gold-molybdenum deposit, a porphyry copper zone, a gold-copper skarn, and several high-grade gold veins in the sulphide system.

Northern Dynasty developed a geological model for the Pebble deposit in late 2002, revealing several priority areas within and adjacent to the deposit that have high potential to host substantial good-grade mineralization. In early 2003, Snowden Mining Industry Consultants Inc. estimated an inferred mineral resource of 1.0 billion tonnes grading 0.61% copper-equivalent (0.40 g Au/t, 0.30% Cu, and 0.015% Mo above a cut-off grade of 0.30% Cu-equivalent)1 for the Pebble deposit, within which there is a significant amount of higher-grade mineralization: 271 million tonnes of 0.86% copper-equivalent (0.59 g Au/t, 0.43% Cu and 0.018% Cu at a cut-off grade of 0.70% Cu-equivalent). Details are provided in a May 2003 technical report filed on www.sedar.com.

In 2003, the Company has completed about 22,000 metres (over 72,000 feet) of core drilling. Most of the 2003 holes were drilled on the Resource Lands, and focused on delineating and expanding the Pebble deposit and its higher-grade portions. Nine of the holes were drilled on the Exploration Lands to follow up on 2002 discoveries and test new targets.

Eighteen holes were drilled into the Pebble deposit during the May to June program. Results from ten of the holes indicated significant extensions to the higher-grade mineralization within the Pebble deposit. Three of the holes were drilled southeast of the deposit and resulted in the discovery of an entirely new higher-grade area. Five other holes confirmed the continuity of the Pebble deposit. Yet another hole, located 650 metres northeast of the Pebble deposit, intersected 61 metres of 0.57% copper equivalent1 and is thought to represent either a further extension to the Pebble deposit or the edge of a new porphyry deposit of unknown size. Assay results were presented and described in the management discussion for the second quarter of fiscal 2003.

Highlights to date from the August to November portion of the on-going drill program include hole 3105, located outside the western boundary of the deposit that intersected 46.5 metres grading 0.92% copper equivalent. Holes 3114 and 3112 tested a southeastern extension to the deposit that had been discovered in the May to June program. Step-out drill hole 3114, located 220 metres outside the southeastern boundary of the Pebble deposit, intersected 115.8 metres (380 feet) grading 0.98% copper equivalent. Other significant intersections include those in holes 3082, 3085 and 3086, which were re-entered and drilled deeper, extending the higher-grade gold-copper mineralization to a greater depth.

______________________________________________________________
1 Copper and gold equivalent calculations use metal prices of US$0.80/lb for copper, US$350/oz for gold, and US$4.50/lb for molybdenum. The contained gold, copper, and gold-equivalent represent estimated contained metal in the ground and have not been adjusted for metallurgical recoveries of gold and copper. Molybdenum recovery was assumed to be 60%. Adjustment factors to account for differences in relative metallurgical recoveries for gold, copper, and molybdenum will depend upon the completion of definitive metallurgical testing.
CuEQ = Cu (%) + (Au (g/t) x 11.25/17.64) + (Mo (%) x 59.52/17.64)

NORTHERN DYNASTY MINERALS LTD. QUARTERLY REPORT SEPTEMBER 30, 2003

Drill Hole Number		From (metres)	To (metres)	Intercept (metres)	Intercept (feet)	Au g/t	Cu %	Mo %	CuEQ[1] %
3082		63.7	274.0	210.3	690	0.44	0.45	0.041	0.87
3082	Incl.	218.4	270.5	52.2	171	0.52	0.63	0.055	1.14
3085		24.1	338.2	314.1	1031	0.45	0.48	0.020	0.83
3085	Incl.	24.1	74.0	49.9	164	0.51	0.55	0.017	0.93
3085	Incl.	97.7	167.9	70.1	230	0.68	0.51	0.023	1.02
3085	Incl.	260.9	338.2	77.3	254	0.44	0.55	0.021	0.90
3086		27.1	396.9	369.8	1213	0.38	0.34	0.016	0.63
3086	Incl.	33.2	167.3	134.1	440	0.55	0.41	0.011	0.80
3086	Incl.	33.2	54.3	21.0	69	0.51	0.52	0.017	0.90
3086	Incl.	136.9	167.3	30.5	100	0.73	0.59	0.013	1.10
3094		109.1	203.6	94.5	310	0.46	0.36	0.018	0.71
3094	Incl.	139.6	197.5	57.9	190	0.48	0.41	0.021	0.79
3095		27.1	176.5	149.4	490	0.42	0.63	0.030	1.00
3095	Incl.	27.1	61.6	34.5	113	0.37	0.75	0.024	1.07
3095	Incl.	96.7	157.0	60.3	198	0.54	0.76	0.032	1.21
3096		112.5	398.1	285.6	937	0.28	0.30	0.020	0.55
3096	Incl.	164.4	193.6	29.2	96	0.39	0.34	0.037	0.71
3097		30.2	106.4	76.2	250	0.34	0.45	0.062	0.88
3098		42.1	224.6	182.5	599	0.30	0.42	0.047	0.76
3098	Incl.	42.1	99.4	57.3	188	0.44	0.64	0.046	1.07
3099		5.5	51.2	45.7	150	0.73	0.62	0.011	1.12
3100	Hole lost
3101		70.5	89.1	18.6	61	0.38	0.52	0.018	0.83
3101		151.8	353.8	202.0	663	0.22	0.29	0.021	0.50
3102		23.8	77.4	53.6	176	0.49	0.36	0.007	0.69
3102		189.9	290.2	100.3	329	0.37	0.52	0.013	0.80
3104		51.2	252.4	201.2	660	0.31	0.42	0.016	0.67
3104	Incl.	106.1	146.2	40.1	132	0.35	0.55	0.026	0.87
3105		48.1	94.6	46.5	153	0.25	0.62	0.043	0.92
3106		10.1	218.9	208.8	685	0.41	0.34	0.008	0.63
3106	Incl.	93.6	218.9	125.3	411	0.45	0.40	0.011	0.73
3108		11.1	228.0	216.9	712	0.32	0.41	0.018	0.67
3108	Incl.	11.1	63.4	52.3	172	0.50	0.67	0.017	1.04
3108		270.7	313.3	42.7	140	0.37	0.36	0.014	0.64
3110		136.6	213.4	76.8	252	0.44	0.32	0.010	0.63
3111		84.4	388.3	303.9	997	0.42	0.32	0.020	0.66
3111	Incl.	107.6	188.1	80.5	264	0.56	0.29	0.021	0.72
3111	Incl.	299.0	388.3	89.3	293	0.39	0.42	0.023	0.74
3112		48.8	352.0	303.3	995	0.31	0.35	0.019	0.61
3112	Incl.	48.8	86.0	37.2	122	0.71	0.44	0.011	0.92
3112	Incl.	112.2	122.5	10.4	34	0.40	0.51	0.016	0.82
3113		69.2	105.6	36.4	120	0.68	0.22	0.006	0.67
3113		203.3	328.0	124.7	409	0.40	0.29	0.018	0.60
3114		130.2	374.6	244.5	802	0.42	0.46	0.025	0.81
3114	Incl.	130.2	315.8	185.6	609	0.46	0.52	0.023	0.89
3114	Incl.	170.4	286.2	115.8	380	0.53	0.57	0.022	0.98
3115		5.3	297.6	292.3	959	0.38	0.35	0.016	0.65

NORTHERN DYNASTY MINERALS LTD. QUARTERLY REPORT SEPTEMBER 30, 2003

Drill Hole Number		From (metres)	To (metres)	Intercept (metres)	Intercept (feet)	Au g/t	Cu %	Mo %	CuEQ[1] %
3115	Incl.	5.3	39.0	33.7	111	0.67	0.54	0.021	1.04
3115	Incl.	5.3	69.5	64.2	211	0.58	0.46	0.021	0.90
3115	Incl.	197.1	297.6	100.6	330	0.46	0.42	0.013	0.76
3115	Incl.	240.2	297.6	57.5	189	0.54	0.46	0.012	0.84
3116		20.7	249.0	228.3	749	0.39	0.38	0.016	0.69
3116	Incl.	20.7	48.2	27.4	90	0.53	0.52	0.020	0.93
3116	Incl.	200.5	249.0	48.6	159	0.46	0.57	0.016	0.92
3116	Incl.	221.9	249.0	27.1	89	0.52	0.71	0.019	1.10

Nine wildcat exploration holes were drilled in 2003 within the mineralized system on the Exploration Lands outside of the Pebble deposit. Seven holes were drilled in the May to June program to follow up new deposit discoveries made in 2002. The results, described in the second quarter results, show that the terrain surrounding the Pebble deposit is highly mineralized and that substantial additional drilling is warranted to fully assess these additional discoveries. Two additional holes were completed on the Exploration Lands during the August to November program. These holes, numbered 3107 and 3109 and located 2,000 metres and 2,500 metres north of the Pebble deposit, intersected low-grade stockwork gold mineralization over considerable lengths (130 metres grading 0.37 g/t Au and 52 metres grading 0.33 g/t Au, respectively).

Compilation of the results from the successful 2003 program is currently underway. It is expected that a new independent resource estimate will be completed in December, followed by a preliminary economic assessment. The Company has also accelerated plans to advance the project towards feasibility, and has initiated engineering studies.

Market Trends

Gold prices have improved significantly in 2003, reaching US$400/oz in mid November and averaging about US$357/oz for the year to date. Copper prices have also increased, trading at more than US$0.80/lb for most of the fall of 2003, and over US$0.90/lb since late October.

Financial review

On July 31, 2003, the Company completed a private placement consisting of 6,944,445 units at a price of $0.72 per unit. Each unit was comprised of one common share and one warrant exercisable to purchase an additional common share at a price of $0.90 until June 12, 2004. All shares issued pursuant to the private placement financing and upon the exercise of the warrants have a hold period expiring July 31, 2004.

The private placement financing was made by Shambhala Gold Limited (“Shambhala”), and received shareholder approval at the annual and extraordinary general meeting of shareholders of the Company on July 14, 2003. Shambhala Mining Corp., a wholly-owned subsidiary of Shambhala, incorporated under the laws of the Yukon, now holds approximately 26% of the issued shares of Northern Dynasty. Shambhala has the right to participate in any equity financing by the Company to maintain its pro rata interest in the Company as long as Shambhala controls 20% or more (undiluted) of the Company’s issued and outstanding shares (the “Cooperative Period”). During the Cooperative Period, Shambhala is entitled to and did nominate two directors to Northern Dynasty’s board, namely Brian Mountford and Ian Watson. Shambhala has agreed that it will vote its shares in favour of resolutions recommended by the Company’s board of directors. If at any time during the Cooperative Period, Northern Dynasty elects to exercise its right to purchase the area of the Pebble Property known as the Resource Lands, financed by way of equity, Shambhala has a right of first refusal to subscribe for securities of Northern Dynasty to finance all or part of the exercise amount.

The initial proceeds of the financing were allocated for the 2003 drilling program and the remainder (and potential additional proceeds from the exercise of warrants) to further advance the Pebble project. The main activity in 2003 was drilling; 22,000 metres (over 72,000 feet) of drilling have been completed in 2003, of which 15,770 metres (51,738 feet) were completed at September 30, 2003. Proposed expenditures are high compared to the actual expenditures at September 30 because invoicing for work in the early part of the August-November drilling program had not yet been received, and an additional 20,000 feet of drilling was done in October and subsequent to the end of the quarter.

NORTHERN DYNASTY MINERALS LTD. QUARTERLY REPORT SEPTEMBER 30, 2003

	Planned	Actual Expenditure
	Expenditure	to Sept. 30/03
Activity	(Cdn$ millions)	(Cdn$ millions)
Drilling and assaying	2.32	1.07
Geological and reporting	0.85	0.24
Engineering and reporting	0.08	0.01
Site activities and miscellaneous	1.87	0.61
Land fees	0.61	0.04
Graphics and database	-	0.03
Administration	0.68	0.61
Total	5.96	2.61

At the end of the third fiscal quarter of 2003, Northern Dynasty had working capital of $4,543,367, as compared to $584,954 at the end of the second quarter. Working capital increased as a result of the Shambhala financing and $3,374,500 in cash received from the exercise of options and warrants during the period. Northern Dynasty had 30,065,168 common shares issued and outstanding at September 30, 2003.

Results of Operations

Expenses increased during the third quarter of fiscal 2003 as the Company continued its field program on the Pebble Project. Total expenses during the quarter were $2,608,653, as compared to $1,750,386 spent in the previous quarter. Expenditures are also higher than the $1,564,462 spent in the third quarter of 2002. The highest costs in the current quarter were exploration ($1,999,643), shareholder communications ($394,597) and office and administration ($187,902).

The main exploration expenditure was $966,996 on drilling; 15,770 metres (51,738 feet) of drilling were completed by the end of the quarter. Other significant exploration costs were $226,507 for helicopter and fixed wing for transportation to site and drill moves, $317,189 for site activities that include preparation and reclamation of drill sites and $237,437 for geological wages for planning and supervising the drill program and for logging core from the program. Assay and analytical costs of $105,947 were paid during the quarter. All of these costs were higher than in the previous quarter of 2003 and in the third quarter of fiscal 2002.

Office and administration costs decreased from $224,581 spent in the second quarter but increased from $93,981 spent in the same period in fiscal 2002. Shareholder communication expenses increased from $99,175 spent in the previous quarter and $17,872 spent in the same quarter of fiscal 2002, and reflect the increased level of corporate and investor relations activity.

Related Party Transactions

Hunter Dickinson Inc. (“HDI”) of Vancouver, British Columbia is a private company with certain directors in common with the Company that carries out technical, geological, corporate development, shareholder communications, administration and other management activities for, and incurs third party costs on behalf of, the Company under an agreement dated December 1996. HDI is reimbursed on a full cost-recovery basis. In the quarter ending September 30, 2003, Northern Dynasty paid $443,178 to HDI as compared to $394,412 in the previous quarter.